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                              September 29, 2023

       Jian Tang
       Chief Executive Officer
       iClick Interactive Asia Group Ltd
       Prosperity Millennia Plaza, 663 King   s Road, Quarry Bay
       Hong Kong S.A.R.
       People   s Republic of China

                                                        Re: iClick Interactive
Asia Group Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 001-38313

       Dear Jian Tang:

               We have reviewed your August 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 1, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

   1. We note your response to prior comment 2. Item16I(b) of Form 20-F requires that you provide disclosures for
yourself and your consolidated foreign operating entities,
                                                        including variable
interest entities or similar structures. Please amend your filing to disclose and quantify
any ownership interests held by governmental entities, including any ownership interests
held by state-owned enterprises, in all of your consolidated operating entities, including
variable interest entities or similar structures. In particular, we note your response states
that 8.0% of the equity interest in Anhui Myhayo is owned by Hefei
                                                        New Economy Industry
Development Investment Co., Ltd., which is a PRC state-owned enterprise.
 Jian Tang
iClick Interactive Asia Group Ltd
September 29, 2023
Page 2

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Gowetski at
(202) 551-3401
with any other questions.



                                                         Sincerely,
FirstName LastNameJian Tang
                                                         Division of
Corporation Finance
Comapany NameiClick Interactive Asia Group Ltd
                                                         Disclosure Review
Program
September 29, 2023 Page 2
cc:       Shuang Zhao
FirstName LastName